                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                CYBERONICS, INC.
                   ------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    23251P102
                   ------------------------------------------
                                 (CUSIP Number)

                                  April 4, 2003
                   ------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                     ---------------------
 CUSIP No. 23251P102                  13G                   Page 2 of 6 Pages
---------------------                                     ---------------------
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Brookside Capital Partners Fund, L.P.
   EIN No.: 04-3313066
--------------------------------------------------------------------------------
                                                                        (a)[ ]
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
                          5. SOLE VOTING POWER
        NUMBER OF
         SHARES              66,300 shares as of April 4, 2003
      BENEFICIALLY           zero shares as of April 28, 2003
        OWNED BY          ------------------------------------------------------
                          6. SHARED VOTING POWER
          EACH               0
        REPORTING         ------------------------------------------------------
                          7. SOLE DISPOSITIVE POWER
         PERSON
          WITH               66,300 shares as of April 4, 2003
                             zero shares as of April 28, 2003
                          ------------------------------------------------------
                          8. SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   66,300 shares as of April 4, 2003
   zero shares as of April 28, 2003
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Less than 1% as of April 4, 2003
    0% as of April 28, 2003
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer

     The name of the issuer to which this filing on Schedule 13G relates is Cyberonics, Inc. (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices

     The principal executive offices of the Company are located at 16511 Space Center Boulevard, Cyberonics Bldg., Houston, Texas 77058.

Item 2(a). Name of Person Filing

     This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors") is the sole general partner of Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management") is the sole general partner of Brookside Investors. Mr. Roy Edgar Brakeman, III is the sole managing member of Brookside Management.

Item 2(b). Address of Principal Business Office or, if none, Residence

     The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Management and Mr. Brakeman is 111 Huntington Avenue, Boston, Massachusetts 02116.

Item 2(c). Citizenship

     Each of the Brookside Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware. Mr. Brakeman is a citizen of the United States.

Item 2(d). Title of Class of Securities

     The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, $.01 Par Value.

Item 2(e). CUSIP Number

     The CUSIP number of the Company's Common Stock, one is 23251P102.

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
        Not applicable.

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act
        (15 U.S.C. 78c).

                                Page 3 of 6 Pages

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ] An investment adviser in accordance with ss.13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d 1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

    [x] If this statement is filed pursuant to ss.240.13d-1(c), check this box.

Item 4. Ownership

Item 4(a). Amount beneficially owned

     As of the close of business on April 4, 2003, the Brookside Fund owned 66,300 shares of Common Stock outstanding of the Company. As of the close of business on April 28, 2003, the Brookside Fund owned zero shares of Common Stock of the Company. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Mr. Brakeman is the managing member of Brookside Management and is thus the controlling person of Brookside Management. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

Item 4(b). Percent of Class

     As of the close of business on April 4, 2003, the Brookside Fund owned less than 1% of the Common Stock outstanding of the Company. As of the close of business on April 28, 2003, the Brookside Fund owned 0% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by the Brookside Fund is based upon 22,308,051 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of February 27, 2003 based on representations made in the Company's quarterly report for the quarter ending January 24, 2003 on Form 10-Q filed with the Securities and Exchange Commission on March 7, 2003.


                               Page 4 of 6 Pages

Item 4(c). Number of shares as to which such person has:

(i)    sole power to vote or to direct
       the vote:                            66,300 shares as of April 4, 2003
                                            0 shares as of April, 28, 2003


(ii)   shared power to vote or to direct the vote: 0

(iii)  sole power to dispose or to direct
       the disposition of:                  66,300 shares as of April 4, 2003
                                            0 shares as of April 28, 2003


(iv)   shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

     Not Applicable.

Item 8. Identification and Classification of Members of the Group

     Not Applicable.

Item 9. Notice of Dissolution of Group

     Not Applicable.


                               Page 5 of 6 Pages

Item 10. Certification

     Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  April 29, 2003

                                         BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                         By: /s/ Roy Edgar Brakeman, III
                                            ------------------------------
                                            Name: Roy Edgar Brakeman, III
                                            Title: Managing Director